--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         Commission File number: 0-15222

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Rhodia Inc. Savings Plus Plan
          c/o Rhodia Inc.
          259 Prospect Plains Road
          Cranbury, New Jersey 08512

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Rhodia S.A.
          26, quai Alphonse Le Gallo
          F-92512 Boulogne Brillancourt Cedex, France

--------------------------------------------------------------------------------

                          Rhodia Inc. Savings Plus Plan


                                TABLE OF CONTENTS
                                -----------------

                                                                           Page
                                                                           ----
Financial Statements as of December 31, 2004 and 2003
    For the Year Ended December 31, 2004                                    3

Report of Independent Accountants                                           5

Signature Page                                                             26

Exhibit Index                                                              27

Consent of Independent Accountants                                         28

Rhodia Inc.
Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Rhodia Inc.
Savings Plus Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------



                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements................................................4-9

Supplemental Schedules*

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)............10-21

* Other schedules required by Section 2520.103.10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of the Rhodia Inc. Savings Plus Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rhodia Inc. Savings Plus Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 24, 2005

Rhodia Inc.
Savings Plus Plan
Statement of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------


                                                   2004               2003

Assets
Investments                                  $ 299,736,005        $ 310,047,936

Receivables
Employee contributions                             892,025            1,132,170
Employer contributions                             304,797              410,892
                                             -------------        -------------
        Total receivables                        1,196,822            1,543,062
                                             -------------        -------------
        Net assets available for benefits    $ 300,932,827        $ 311,590,998
                                             -------------        -------------


               See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004
--------------------------------------------------------------------------------


Additions to net assets
Investment income
  Net appreciation in fair value of investments                 $  15,906,538
  Interest                                                          4,721,217
  Dividends                                                         4,341,672
                                                                -------------
        Total investment income                                    24,969,427
Contributions
  Participant contributions                                        14,960,294
  Employer contributions                                            4,773,562
                                                                -------------
        Total contributions                                        19,733,856
                                                                -------------
        Total additions                                            44,703,282

Deductions from net assets
Benefits paid to participants                                     (55,361,454)
                                                                -------------
        Total deductions                                          (55,361,454)
                                                                -------------
        Net decrease                                              (10,658,171)

Net assets availabel for benefits
Befinning of the year                                            311,590,998
                                                                -------------
End of the year                                                 $300,932,827
                                                                -------------


               See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



1.   Description of the Plan

     General

     The Rhodia Inc. Savings Plus Plan (the "Plan") is primarily a participant directed defined contribution plan established for eligible employees of Rhodia Inc. (the "Company"). The Plan, which is sponsored by Rhodia Inc., was designed to enhance the existing retirement program for employees of Rhodia Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

     Contributions
     Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Such contributions are invested in any of the sixteen investment funds offered, at the discretion of the participating employees. Participants can contribute from 1% to 18% of their base compensation on a before-tax or after-tax basis. However, the sum of before-tax and after-tax contributions may not exceed 18% of the participant's base compensation. Before-tax contributions may not exceed the lesser of 18% of the participant's base compensation or $13,000 in 2004.

     Participants receive a monthly employer matching contribution ("Employer Matching Contribution") equal to 100% of the participants' before-tax and after-tax contributions up to 4% of their base compensation. The first 25% of the employer matching contribution is invested in the Rhodia Stock Fund with a holding period of four years. The remaining 75% of the employer matching contribution is invested in accordance with the participants' investment elections.

     In addition, eligible salaried employees hired on or after July 1, 2003, Baton Rouge hourly union employees hired on or after November 1, 2003 and hourly non-union employees hired on or after December 1, 2003, are eligible to receive an additional retirement contribution ("Additional Retirement Contribution") made annually by Rhodia regardless of whether or not the participant is making voluntary contributions to the plan.

     Participants
     Employees of the Company are eligible to participate in the Plan provided that they are either a full-time employee, or a part-time employee who has been credited with at least 1,000 hours of service within a consecutive 12 month period.

     A total of approximately 3,144 and 3,577 active and former employees had investments in the Plan at December 31, 2004 and 2003, respectively.

     A participant may invest in one or more of sixteen funds and investment options, in increments of 1%. The investment mix chosen by the participant will apply to the employee portion, the participant directed portion of the Company matching Additional Retirement Contribution and any rollover contributions made.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------


     Vesting
     Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Employer Matching Contributions at the following rates:

                                                          Vesting
                   Years of Service                       Percentages

                          1                                  25%
                          2                                  50%
                          3                                  75%
                       4 or more                            100%

     A participant shall be 100% vested in the Employer Matching Contribution either upon reaching age 55, termination of employment by reason of death, or becoming totally disabled.

     Participants become 100% vested in the Additional Retirement Contribution when the employee completes five years of service or reach age 65 while actively employed by Rhodia.

     Payment of Benefits
     Participants are eligible to receive benefit payments upon termination of employment, disability, or retirement. Participant can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions will be paid either in a lump sum payment, or installment payments made on a monthly, quarterly, or annual basis. Installment payments will be made over at least two years, but not more than 10 years. If a participant dies while an active employee, their entire account balance will become 100% vested and will be paid to their beneficiary.

     If a participant dies while an active employee, their entire account balance will become 100% vested and will be paid to their beneficiary. If a participant dies after leaving but before receiving their entire vested account balance, the remaining account balance will be paid to their beneficiary.

     If a participant becomes totally disabled while an active employee, their account balance becomes 100% vested.

     Withdrawals
     Participants are allowed to withdraw their after-tax contributions and earnings thereon, at any time. Participants may withdraw before-tax contributions only upon meeting certain hardship conditions. In accordance with the vesting table above, the benefits to which a participant is entitled is the amount provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized investment gains and losses which have been allocated to the participant's account balance.

     Rhodia's Additional Retirement Contribution and any earnings attributed are not available for in-service withdrawals.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------


     Forfeitures
     At December 31, 2004 and 2003 forfeited non-vested accounts totaled $178,706 and $52,776, respectively. These accounts will be used to reduce future employer contributions.

     Administrative Expenses
     Expenses incurred in the administration of the Plan are paid by the Company.

     Loans to Participants
     Participants may borrow up to a maximum of 50% of their vested account balance, excluding the 25% restricted company match and Rhodia's additional retirement contribution. The minimum loan amount is $1,000 and the maximum loan amount can not exceed $50,000. Loans bear an interest rate of the prime rate plus 1% and are repayable within five years except for loans used to acquire a principal residence which are repayable for terms up to 15 years. Participant loans are valued at cost, which does not differ materially from fair value. Participant loans in the amount of $6,096,202 and $7,056,800 at December 31, 2004 and 2003, respectively, are included in Investments on the Statement of Net Assets Available for Benefits. Interest rates on outstanding participant loans ranged from 5.0% to 11.0% at December 31, 2004 and 5.0% to 11.0% at December 31, 2003.

     Termination
     While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, partial termination or discontinuance of contribution, the rights of each participant to their respective account balances becomes nonforfeitable. In the event of a partial termination, the vesting is applicable only to the portion of the Plan that has been terminated.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value except for its benefit responsive guaranteed and synthetic investment contracts which are recorded at contract value (Note 5) and loans to participants which are recorded at cost, which does not differ materially from fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

     As the Rhodia Stock Fund contains both stock and short-term investments, the participant's fund balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined periodically by the Trustee, based on the current market value of the underlying assets of the fund. The fund's net asset value is the value of a single share, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting its liabilities, then dividing the result by the number of units outstanding.

     Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------




     Benefit Payments
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Investments

     The following table presents the fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 2004 and 2003.

                                                    2004                2003

     Fidelity Magellan Fund                    $ 46,457,089         $ 55,246,147
     Fidelity Growth Company Fund                35,266,059           38,456,087
     Fidelity Growth and Income Company Fund     25,399,315           27,410,501


     During 2004, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $15,906,538 as follows:

     Mutual funds                                       $  16,071,429
     Equity securities                                       (164,891)
                                                        --------------
                                                        $  15,906,538
                                                        --------------

4.   Nonparticipant Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed portion of the Rhodia Inc. Stock Fund is as follows:

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------

                                                        December 31,
                                                --------------------------
                                                    2004           2003

     Rhodia common stock                        $ 3,196,324    $ 2,416,861


                                                           Year Ended
                                                           December 31,
                                                              2004
     Changes in net assets
     Contributions                                         $  1,216,818
     Transfers                                                     (184)
     Net appreciaiton/(depreciation) in fair
       value of investment                                      (84,078)
     Benefits paid to participants                             (366,503)
     Net loan withdrawals                                        13,410
                                                           -------------
          Total                                            $    779,463
                                                           -------------


5.   Guaranteed and Synthetic Investment Contracts

     Investments in guaranteed and synthetic investment contracts in the Managed Income Fund are recorded at their contract values, as the contracts are fully benefit-responsive. Contract values for the guaranteed and synthetic investment contracts represent cost plus accrued interest for the guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics. These wrapper contracts are intended to guarantee the value of the overall investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

     The crediting interest rate for synthetic investment contracts at December 31, 2004 was 4.69%. The range of crediting interest rates for guaranteed and synthetic investment contracts at December 31, 2003 was 5.20% to 6.04%. The average yield of the Managed Income Fund for the years ended December 31, 2004 and 2003 were 4.68% and 5.26%, respectively. The fair value of guaranteed and synthetic investment contracts at December 31, 2004 and 2003 was $91,889,726 and $100,079,930, respectively, in the aggregate. The contract value of guaranteed and synthetic investment contracts at December 31, 2004 and 2003 was $90,254,436 and $96,417,189, respectively, in the aggregate. The crediting interest rate is based on an agreed upon formula with the issuer, but cannot be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

6.   Tax Status

     The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------

7.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


Chase Manhattan Bank                              Global Wrapper 4.69%                  **      $  (409,161)
Monumental Life Insurance                         Global Wrapper 4.69%                  **         (409,517)
State Street Bank & Trust Co Boston               Global Wrapper 4.69%                  **         (407,006)
Union Bank of Switzerland                         Global Wrapper 4.69%                  **         (409,607)
  ABFC 04-HE1 M2 1ML+115 1/3                      ABS Synthetic Global Wrap             **            35,025
  ABSHE 02-HE3 2A 1ML+40 10/32                    ABS Synthetic Global Wrap             **             3,424
  ABSHE 03-HE3 A2 1ML+35 6/33                     ABS Synthetic Global Wrap             **            13,982
  ABSHE 03-HE3 M1 1ML+83 6/33                     ABS Synthetic Global Wrap             **            50,503
  ABSHE 03-HE4 M2 1ML+200 8/33                    ABS Synthetic Global Wrap             **           122,649
  ABSHE 03-HE5 A2B 4 8/33                         ABS Synthetic Global Wrap             **            33,065
  ABSHE 04-HE3 M1 1ML+54 6/34                     ABS Synthetic Global Wrap             **            25,024
  ABSHE 04-HE3 M2 1ML+112 6/34                    ABS Synthetic Global Wrap             **            50,053
  ABSHE 04-HE6 A2 1ML+36 6/34                     ABS Synthetic Global Wrap             **           120,134
  ACCR 03-2 A1 4.23% 10/33                        ABS Synthetic Global Wrap             **           135,637
  ACCR 03-3 A1 4.46% 12/33                        ABS Synthetic Global Wrap             **           131,884
  ACCR 04-2 A2 1ML +30 7/34                       ABS Synthetic Global Wrap             **           134,438
  ACE 02-HE1 M1 1ML+65 6/32                       ABS Synthetic Global Wrap             **            40,224
  ACE 02-HE2 M1 1ML+85 8/32                       ABS Synthetic Global Wrap             **            25,169
  ACE 03-HE1 M1 1ML+65 11/33                      ABS Synthetic Global Wrap             **            35,242
  ACE 03-HE1 M2 1ML+170 11/33                     ABS Synthetic Global Wrap             **            25,533
  ACE 03-HS1 M1 1ML+75 6/33                       ABS Synthetic Global Wrap             **            25,147
  ACE 03-HS1 M2 1ML+175 6/33                      ABS Synthetic Global Wrap             **            25,436
  ACE 03-NC1 M1 1ML+78 7/33                       ABS Synthetic Global Wrap             **            30,299
  ACE 04-FM1 M1 1ML+60 9/33                       ABS Synthetic Global Wrap             **            30,041
  ACE 04-FM1 M2 1ML+125 8/33                      ABS Synthetic Global Wrap             **           111,235
  ACE 04-OP1 M1 1ML+52 4/34                       ABS Synthetic Global Wrap             **            75,125
  ACE 04-OP1 M2 1ML+105 4/34                      ABS Synthetic Global Wrap             **           105,272
  AESOP 03-3 2.75% 7/07                           ABS Synthetic Global Wrap             **           208,620
  AMCAR 01-B A4 5.37 6/08                         ABS Synthetic Global Wrap             **           337,877
  AMCAR 03-CF A4 3.48% 5/10                       ABS Synthetic Global Wrap             **           155,520
  AMCAR 04-1A3 3.22% 7/08                         ABS Synthetic Global Wrap             **            69,951
  AMCAR 04-1B 3.7 1/09                            ABS Synthetic Global Wrap             **            10,016
  AMCAR 04-1C 4.22% 7/09                          ABS Synthetic Global Wrap             **            15,102
  AMCAR 04-CA A4 3.61% 5/11                       ABS Synthetic Global Wrap             **            45,007
  AMCAR 04-DF A4 3.43 7/11                        ABS Synthetic Global Wrap             **           118,438
  AMSI 02-4 M1 1ML+100 2/33                       ABS Synthetic Global Wrap             **            50,482
  AMSI 02-AR1 M2 1ML+130 9/32                     ABS Synthetic Global Wrap             **            35,117
  AMSI 03-3 M1 1ML+80 3/33                        ABS Synthetic Global Wrap             **            30,197
  AMSI 03-6 M1 1ML+76 8/33                        ABS Synthetic Global Wrap             **           151,171
  AMSI 03-7 M1 1ML+85 8/33                        ABS Synthetic Global Wrap             **            55,541
  AMSI 03-AR2 M1 1ML+85 5/33                      ABS Synthetic Global Wrap             **            30,154
  AMSI 04-R2 M1 1ML+43 4/34                       ABS Synthetic Global Wrap             **            20,011
  AMSI 04-R2 M2 1ML+48 4/34                       ABS Synthetic Global Wrap             **            25,015
  ARC 02-BC1 M2 1ML+110 1/32                      ABS Synthetic Global Wrap             **            45,217
  ARSI 03-W3 AV1B 1ML+45 9/33                     ABS Synthetic Global Wrap             **            14,856
  ARSI 03-W3 AV2 1ML+40 9/33                      ABS Synthetic Global Wrap             **            14,693
  ARSI 03-W9 M1 1ML+69 3/34                       ABS Synthetic Global Wrap             **           201,656
  ARSI 04-W5 M1 1ML+60 4/34                       ABS Synthetic Global Wrap             **            65,125
  ARSI 04-W7 M1 1ML+55 4/34                       ABS Synthetic Global Wrap             **            70,042
  ARSI 04-W7 M2 1ML+60 5/34                       ABS Synthetic Global Wrap             **            55,033
  BAYV 03-F A 1ML+50 9/43                         ABS Synthetic Global Wrap             **           207,983
  BAYV 04-A A 1ML+45 2/44                         ABS Synthetic Global Wrap             **           129,308
  BCARD 5 A2 2.7% 8/08                            ABS Synthetic Global Wrap             **           232,937
  BCARD 5 B 1ML+23 8/08                           ABS Synthetic Global Wrap             **            30,071
  BCARD 6 B 1ML+19 2/09                           ABS Synthetic Global Wrap             **            20,037
  BOIT 02-B1 B1 1ML+38 12/09                      ABS Synthetic Global Wrap             **            95,574
  BOIT 04-A6 3.94% 4/16/12                        ABS Synthetic Global Wrap             **           190,224
  BOIT 04-B2 B2 4.37% 4/12                        ABS Synthetic Global Wrap             **           242,879
  BSABS 04-BO1 M2 1ML+75 9/34                     ABS Synthetic Global Wrap             **            60,204
  BSABS 04-BO1 M3 1ML+105 9/34                    ABS Synthetic Global Wrap             **            40,156
  BSABS 04-BO1 M4 1ML+120 9/34                    ABS Synthetic Global Wrap             **            35,176
  BSABS 04-BO1 M5 1ML+140 9/34                    ABS Synthetic Global Wrap             **            30,142
  CCCIT 04-A4 3.2% 8/09                           ABS Synthetic Global Wrap             **           195,346
  CDC 04-HE2 M2 1ML+120 7/34                      ABS Synthetic Global Wrap             **            40,029
  CDCMC 02-HE3 M1 1ML+110 3/33                    ABS Synthetic Global Wrap             **            40,883

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  CDCMC 03-HE1 M1 1ML+90 8/33                     ABS Synthetic Global Wrap             **            45,290
  CDCMC 03-HE3 M1 1ML+70 11/33                    ABS Synthetic Global Wrap             **            45,439
  CDCMC 03-HE3 M2 1ML+175 11/33                   ABS Synthetic Global Wrap             **            35,718
  CHAMT 03-6 B 1ML+35 2/11                        ABS Synthetic Global Wrap             **           181,648
  CHAMT 04-1 B 1ML+20 5/09                        ABS Synthetic Global Wrap             **            70,086
  COAFT 01-B A4 4.88 9/08                         ABS Synthetic Global Wrap             **           106,548
  COAFT 02-A A3 4.03% 8/06                        ABS Synthetic Global Wrap             **            20,403
  COAFT 02-B 2.71% 10/16                          ABS Synthetic Global Wrap             **            52,757
  COAFT 02-C A3A 2.65 4/07                        ABS Synthetic Global Wrap             **            80,189
  COAFT 04-A A3 3.07 7/08                         ABS Synthetic Global Wrap             **           179,248
  COAFT 04-B A3 2.96% 4/09                        ABS Synthetic Global Wrap             **           109,306
  COMET 02-B1 B1 1ML+68 7/08                      ABS Synthetic Global Wrap             **           240,996
  COMET 03-2B 3.5% 2/09                           ABS Synthetic Global Wrap             **           135,276
  COMET 03-A4 A4 3.65% 7/11                       ABS Synthetic Global Wrap             **            40,863
  COMET 03-B4 B4 1ML 7/11                         ABS Synthetic Global Wrap             **           127,467
  COMET 04-B5 B5 3.7 5/10                         ABS Synthetic Global Wrap             **           250,376
  COMET 04-B6 B6 4.155 7/12                       ABS Synthetic Global Wrap             **           175,136
  COMT 01-8A A 4.6 8/09                           ABS Synthetic Global Wrap             **           132,919
  COPAR 04-2 A3 3.06% 3/08                        ABS Synthetic Global Wrap             **            99,861
  CSFB 02-HE16 M2 1ML+150 10/32                   ABS Synthetic Global Wrap             **            25,429
  CSFB 04-FRE1 A2 1ML+35 4/34                     ABS Synthetic Global Wrap             **            98,829
  CSFB 04-FRE1 M3 1ML+65 4/34                     ABS Synthetic Global Wrap             **           100,061
  CWL 00-2 MV2 1ML+90 6/31                        ABS Synthetic Global Wrap             **            30,728
  CWL 02-5 MV1 1ML+100 3/33                       ABS Synthetic Global Wrap             **            15,158
  CWL 04-2 M1 1ML+50 5/34                         ABS Synthetic Global Wrap             **           100,058
  CWL 04-3 M1 1ML+50 6/34                         ABS Synthetic Global Wrap             **            25,040
  CWL 04-4 M1 1ML+37.5 8/34                       ABS Synthetic Global Wrap             **            81,000
  DCAT 04-C A3 2.98% 8/08                         ABS Synthetic Global Wrap             **           218,938
  DCMT 01-6 A 5.75 12/08                          ABS Synthetic Global Wrap             **           596,812
  FFML 04-FF3 M2 1ML+114 5/34                     ABS Synthetic Global Wrap             **            80,058
  FHLT 04-1 M4 1ML+95 2/34                        ABS Synthetic Global Wrap             **            50,034
  FHLT 04-1 M6 1ML+130 2/34                       ABS Synthetic Global Wrap             **            50,037
  FHLT 04-C M1 1ML+65 8/34                        ABS Synthetic Global Wrap             **            85,391
  FITAT 04-A A3 3.19 2/08                         ABS Synthetic Global Wrap             **            89,855
  FORDO 03-B B1 2.85% 10/07                       ABS Synthetic Global Wrap             **           123,689
  GEBL 03-1 A 1ML+43 4/31                         ABS Synthetic Global Wrap             **           132,684
  GPMH 01-1 IA 1ML+34 4/32                        ABS Synthetic Global Wrap             **            83,432
  GSAMP 03-HE2 M1 1ML+65 8/33                     ABS Synthetic Global Wrap             **            55,330
  GSAMP 04-FM1 M1 1ML+65 11/33                    ABS Synthetic Global Wrap             **            50,031
  GSAMP 04-FM1 M2 1ML+140 11/33                   ABS Synthetic Global Wrap             **            35,425
  GSAMP 04-HE1 M1 1ML+55 5/34                     ABS Synthetic Global Wrap             **            70,042
  GSAMP 04-HE1 M2 1ML+115 5/34                    ABS Synthetic Global Wrap             **            49,648
  HAT 02-3 A3A 2.75 6/07                          ABS Synthetic Global Wrap             **            61,945
  HAT 04-1 A3 3.3% 5/09                           ABS Synthetic Global Wrap             **           149,781
  HAT 04-1 A4 3.93 7/11                           ABS Synthetic Global Wrap             **            90,078
  HEAT 02-4 M2 1ML+205 3/33                       ABS Synthetic Global Wrap             **            25,393
  HEAT 03-3 A2 1ML+36 8/33                        ABS Synthetic Global Wrap             **            44,644
  HEAT 03-4 M1 1ML+80 10/33                       ABS Synthetic Global Wrap             **            70,725
  HEAT 03-5 M1 1ML+70 12/33                       ABS Synthetic Global Wrap             **            65,565
  HEAT 03-5 M2 1ML+173 12/33                      ABS Synthetic Global Wrap             **            25,610
  HEAT 04-1 M1 1ML+63 6/34                        ABS Synthetic Global Wrap             **            55,437
  HEAT 04-1 M2 1ML+120 6/34                       ABS Synthetic Global Wrap             **            55,385
  HEAT 04-3 M1 1ML+57 8/34                        ABS Synthetic Global Wrap             **            35,021
  HEAT 04-3 M2 1ML+120 8/34                       ABS Synthetic Global Wrap             **            35,025
  HEAT 04-3 M3 1ML+145 8/34                       ABS Synthetic Global Wrap             **            25,019
  HEAT 04-4 A2 1ML+32 10/34                       ABS Synthetic Global Wrap             **           128,782
  HFCHC 03-1 M 1ML+63 10/32                       ABS Synthetic Global Wrap             **            23,852
  HFCHC 03-2 M 1ML+58 9/33                        ABS Synthetic Global Wrap             **            36,993
  HFCHC 04-1 M 1ML+52 9/33                        ABS Synthetic Global Wrap             **            65,076
  HMLHC 03-HC1 1ML+65 2/33                        ABS Synthetic Global Wrap             **            56,287
  HMLHC 03-HC2 M 1ML+60 6/33                      ABS Synthetic Global Wrap             **            78,815
  HPLCC 02-1 A 5.5 1/11                           ABS Synthetic Global Wrap             **           208,523
  HPLCC 02-3 B 1ML 9/09                           ABS Synthetic Global Wrap             **           131,190
  LBMLT 04-2 M1 1ML+53 6/34                       ABS Synthetic Global Wrap             **            74,983
  LBMLT 04-2 M2 1ML+108 6/34                      ABS Synthetic Global Wrap             **            50,293

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  MARM 04-11 1A4 1ML+49 11/34                     ABS Synthetic Global Wrap             **            38,753
  MBNAS 01-A1 A1 5.75 10/08                       ABS Synthetic Global Wrap             **            77,719
  MBNAS 03-B2 B2 1ML+39 10/10                     ABS Synthetic Global Wrap             **            25,196
  MBNAS 03-B3 B3 1ML+37.5 1/11                    ABS Synthetic Global Wrap             **           125,667
  MBNAS 03-B5 B5 1ML+37 2/11                      ABS Synthetic Global Wrap             **           186,648
  MLMI 03-OPT1 M1 1ML+65 7/34                     ABS Synthetic Global Wrap             **            95,675
  MLMI 04-FM1 M2 1ML+115 1/35                     ABS Synthetic Global Wrap             **            25,255
  MMLT 04-1 M1 1ML+50 7/34                        ABS Synthetic Global Wrap             **            25,015
  MMLT 04-1 M3 1ML+95 7/34                        ABS Synthetic Global Wrap             **            25,017
  MSAC 02-HE3 M1 1ML+110 12/32                    ABS Synthetic Global Wrap             **            35,552
  MSAC 03-HE1 M1 1ML+80 6/33                      ABS Synthetic Global Wrap             **            85,917
  MSAC 03-HE1 M2 1ML 6/33                         ABS Synthetic Global Wrap             **            25,370
  MSAC 03-NC10 M1 1ML+68 10/33                    ABS Synthetic Global Wrap             **           105,864
  MSAC 03-NC5 M1 1ML+200 4/33                     ABS Synthetic Global Wrap             **            50,967
  MSAC 03-NC6 M1 1ML+80 6/33                      ABS Synthetic Global Wrap             **            60,717
  MSAC 03-NC8 M1 1ML+70 9/33                      ABS Synthetic Global Wrap             **            45,315
  MSAC 04-NC2 M2 1ML+120 12/33                    ABS Synthetic Global Wrap             **           150,108
  MSAC 03-NC6 A2 1ML+34 7/34                      ABS Synthetic Global Wrap             **            87,700
  MSDWC 01-NC3 M2 1ML+150 10/31                   ABS Synthetic Global Wrap             **            85,657
  MSDWC 01-NC4 M2 1ML+165 1/32                    ABS Synthetic Global Wrap             **            30,453
  MSDWC 02-HE1 M1 1ML+60 7/32                     ABS Synthetic Global Wrap             **            55,396
  MSDWC 02-HE2 M2 1ML+125 8/32                    ABS Synthetic Global Wrap             **            25,163
  MSDWC 02-NC3 M1 1ML+72 8/32                     ABS Synthetic Global Wrap             **            25,265
  MSDWC 02-NC4 M2 1ML+160 9/32                    ABS Synthetic Global Wrap             **            25,267
  MSDWC 02-OP1 M1 1ML+75 9/32                     ABS Synthetic Global Wrap             **            30,264
  MSDWC 03-NC1 M1 1ML+105 11/32                   ABS Synthetic Global Wrap             **            45,509
  MSDWC 03-NC1 M2 1ML+205 11/32                   ABS Synthetic Global Wrap             **            35,466
  MSDWC 03-NC2 M2 1ML+200 2/33                    ABS Synthetic Global Wrap             **            51,194
  NALT 03-A A3B 2.57% 6/09                        ABS Synthetic Global Wrap             **           169,190
  NALT 04-A A3 2.9 8/07                           ABS Synthetic Global Wrap             **           163,899
  NALT 04-A A4B 3.18 6/10                         ABS Synthetic Global Wrap             **            44,615
  NAROT 04-C A3 2.85% 10/07                       ABS Synthetic Global Wrap             **            39,767
  NAVOT 04-B A3 3.13 5/09                         ABS Synthetic Global Wrap             **            79,534
  NCHET 03-6 M1 1ML+72 1/34                       ABS Synthetic Global Wrap             **            95,627
  NHEL 03-2 M-1 1ML+75 9/33                       ABS Synthetic Global Wrap             **            40,405
  NHEL 04-1 M1 1ML+45 6/34                        ABS Synthetic Global Wrap             **            25,037
  ONYX 02-D A3 2.47% 12/06                        ABS Synthetic Global Wrap             **            32,140
  ONYX 03-C A4 2.66 5/10                          ABS Synthetic Global Wrap             **           276,164
  ONYX 04-C A3 2.94% 11/08                        ABS Synthetic Global Wrap             **            59,767
  PPSI 04-WCW1 M1 1ML+63 9/34                     ABS Synthetic Global Wrap             **            50,046
  PPSI 04-WCW1 M2 1ML+68 9/34                     ABS Synthetic Global Wrap             **            30,030
  PPSI 04-WCW1 M3 1ML+125 9/34                    ABS Synthetic Global Wrap             **            55,060
  RAMP 03-RZ2 A1 3.6% 4/33                        ABS Synthetic Global Wrap             **            89,878
  SASC 04-GEL 1 A 1ML+36 2/34                     ABS Synthetic Global Wrap             **            31,871
  SBM7 03-HE1 A 1ML+40 4/33                       ABS Synthetic Global Wrap             **            44,203
  SCAMT 00-2 A 6.75 9/09                          ABS Synthetic Global Wrap             **           128,496
  TMTS 03-8HE A 1ML+47 12/34                      ABS Synthetic Global Wrap             **            73,068
  TMTS 04-1HE A 1ML+51 2/35                       ABS Synthetic Global Wrap             **            73,185
  USAOT 03-1 A-3 1.58% 6/15/07                    ABS Synthetic Global Wrap             **           231,245
  VWALT 04-A A3 2.84 7/07                         ABS Synthetic Global Wrap             **           188,643
  WALT 04-1 A3 2.96% 6/08                         ABS Synthetic Global Wrap             **           188,717
  WESTO 02-2 A3 3.81 2/07                         ABS Synthetic Global Wrap             **           101,915
  WESTO 02-4 A3A 2.39% 8/07                       ABS Synthetic Global Wrap             **           153,103
  WESTO 04-3 A4 3.93% 2/12                        ABS Synthetic Global Wrap             **           231,089
  WESTO 04-4 A4 3.44% 5/12                        ABS Synthetic Global Wrap             **           184,483
  WOART 04-A A4 3.96% 7/11                        ABS Synthetic Global Wrap             **           171,330
  BACM 00-2 A2 7.1975 9/32                        CMBS Synthetic Global Wrap            **            73,690
  BACM 02-2 XP CSTR 7/43                          CMBS Synthetic Global Wrap            **            69,147
  BACM 03-2 XP CSTR 3/41                          CMBS Synthetic Global Wrap            **            37,239
  BACM 04-2 A2 3.52% 11/38                        CMBS Synthetic Global Wrap            **           157,488
  BACM 04-2 A2 4.05% 11/38                        CMBS Synthetic Global Wrap            **           158,151
  BACM 04-4 A3 4.128% 7/42                        CMBS Synthetic Global Wrap            **           105,319
  BSCMS 03-PWR2 A3 4.83% 5/39                     CMBS Synthetic Global Wrap            **            82,067
  BSCMS 03-PWR2 X2 CSTR 5/39                      CMBS Synthetic Global Wrap            **            51,630
  BSCMS 03-T12 X2 CSTR 8/39                       CMBS Synthetic Global Wrap            **            37,376

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  COMM 02-FL6 F 1ML+145 6/14                      CMBS Synthetic Global Wrap            **           295,896
  COMM 02-FL7 D 1ML+57 11/14                      CMBS Synthetic Global Wrap            **            45,184
  COMM 04-LBN2  X2 CSTR 3/39                      CMBS Synthetic Global Wrap            **            12,605
  COMM 99-1 A2 6.455 5/32                         CMBS Synthetic Global Wrap            **           434,571
  CSFB 01-CK3 A2 6.04 6/34                        CMBS Synthetic Global Wrap            **           258,099
  CSFB 03-C3 ASP CSTR 5/38                        CMBS Synthetic Global Wrap            **           153,902
  CSFB 03-C4 A3 CSTR 8/36                         CMBS Synthetic Global Wrap            **           107,020
  CSFB 03-C4 ASP CSTR 8/36                        CMBS Synthetic Global Wrap            **            30,859
  CSFB 03-C5 A3 4.429% 12/36                      CMBS Synthetic Global Wrap            **           176,084
  CSFB 03-C5 ASP CSTR 12/36                       CMBS Synthetic Global Wrap            **            54,490
  CSFB 04-C1 ASP CSTR 1/37                        CMBS Synthetic Global Wrap            **            58,028
  CSFB 97-C2 A2 6.52 1/35                         CMBS Synthetic Global Wrap            **            14,139
  CSFB 99-C1 A2 7.29 9/41                         CMBS Synthetic Global Wrap            **           411,236
  DLJCM 00-CF1 A1A 7.45 6/33                      CMBS Synthetic Global Wrap            **           454,430
  DLJCM 98-CG1 A1B 6.41 6/31                      CMBS Synthetic Global Wrap            **           118,635
  DLJCM 99-CG1 A1B 6.46% 3/32                     CMBS Synthetic Global Wrap            **           207,118
  DLJCM 99-CG2 A1B 7.3 6/32                       CMBS Synthetic Global Wrap            **            67,846
  DLJCM 99-G3 A1A 7.12 10/32                      CMBS Synthetic Global Wrap            **           144,784
  FNR 99-10 MZ 6.5 9/38                           CMBS Synthetic Global Wrap            **           248,608
  FULB 97-C2 A3 6.65 11/29                        CMBS Synthetic Global Wrap            **            79,937
  GCCFC 03-C1 A2 3.285% 7/35                      CMBS Synthetic Global Wrap            **           169,933
  GCCFC 03-C1 XP CSTR 7/35                        CMBS Synthetic Global Wrap            **            89,974
  GCCFC 03-C2 XP CSTR 1/36                        CMBS Synthetic Global Wrap            **            90,937
  GCCFC 04-GG1 A4 4.755 6/36                      CMBS Synthetic Global Wrap            **           159,063
  GECMC 01-2 A3 6.03 8/33                         CMBS Synthetic Global Wrap            **           699,015
  GECMC 02-3A X2 CSTR 12/37                       CMBS Synthetic Global Wrap            **            64,495
  GECMC 04-C1 X2 CSTR 11/38                       CMBS Synthetic Global Wrap            **            53,166
  GECMC 04-C3 A2 4.433 7/39                       CMBS Synthetic Global Wrap            **           142,289
  GMACC 00-C1 A2 7.724 3/33                       CMBS Synthetic Global Wrap            **           161,069
  GMACC 03-C3 X2 CSTR 12/38                       CMBS Synthetic Global Wrap            **            56,887
  GMACC 04-C3 A2 CSTR 8/38                        CMBS Synthetic Global Wrap            **            66,616
  GMACC 97-C2 A3 6.566 4/29                       CMBS Synthetic Global Wrap            **           105,794
  GMACC 97-C1 A2 6.175 5/33                       CMBS Synthetic Global Wrap            **           249,087
  GNR 03-36 C 4.2545 2/31                         CMBS Synthetic Global Wrap            **           119,924
  GNR 03-64 B 4.528% 4/32                         CMBS Synthetic Global Wrap            **           208,080
  GSMS 01-LIBA A2 6.615% 2/16                     CMBS Synthetic Global Wrap            **            71,839
  GSMS 01-LIBA C 6.733% 2/16                      CMBS Synthetic Global Wrap            **            66,201
  GSMS 03-C1 A2A 3.59% 1/40                       CMBS Synthetic Global Wrap            **           149,751
  GSMS 04-C1 A 13.659% 10/28                      CMBS Synthetic Global Wrap            **           172,330
  JPMC 99-C7 A2 6.507% 10/35                      CMBS Synthetic Global Wrap            **            32,705
  JPMC 99-C8 A2 7.4% 7/31                         CMBS Synthetic Global Wrap            **           179,872
  JPMCC 02-C3 X2 CSTR 7/35                        CMBS Synthetic Global Wrap            **            33,457
  JPMCC 03-CB7 X2 CSTR 1/38                       CMBS Synthetic Global Wrap            **            62,157
  JPMCC 03-LN1 X2 CSTR 10/37                      CMBS Synthetic Global Wrap            **            72,553
  JPMCC 04-C1 X2 CSTR 1/38                        CMBS Synthetic Global Wrap            **            16,834
  JPMCC 04-CB9 A2 CSTR 6/41                       CMBS Synthetic Global Wrap            **           192,331
  LBFRC 03-LLFA C 1ML+70 12/14                    CMBS Synthetic Global Wrap            **            60,384
  LBUBS 00-C3 A2 7.95 1/10                        CMBS Synthetic Global Wrap            **           174,823
  LBUBS 00-C5 A2 6.51 12/26                       CMBS Synthetic Global Wrap            **            83,322
  LBUBS 01-C3 A16.058 6/20                        CMBS Synthetic Global Wrap            **           208,834
  LBUBS 02-C7 XCP 1.1897% 1/36                    CMBS Synthetic Global Wrap            **            56,124
  LBUBS 03-C1 XCP CSTR 12/36                      CMBS Synthetic Global Wrap            **            31,316
  LBUBS 03-C3 A2 3.086 5/27                       CMBS Synthetic Global Wrap            **           126,944
  LBUBS 03-C3 XCP CSTR 3/37                       CMBS Synthetic Global Wrap            **            28,099
  LBUBS 03-C5 A2 3.478 7/27                       CMBS Synthetic Global Wrap            **           298,810
  LBUBS 04-C1 XCP CSTR 1/36                       CMBS Synthetic Global Wrap            **            51,218
  LBUBS 04-C6 A2 4.187% 8/29                      CMBS Synthetic Global Wrap            **           110,743
  MCFI98-MC2 A2 6.423 6/30                        CMBS Synthetic Global Wrap            **           344,846
  MLMT 02-MW1 XP CSTR 7/34                        CMBS Synthetic Global Wrap            **            27,935
  MLMT 02-MKB1 A2 4.353% 2/42                     CMBS Synthetic Global Wrap            **           172,218
  MSC 03-IQ5 X2 CSTR 4/38                         CMBS Synthetic Global Wrap            **            37,685
  MSC 03-IQ6 X2 .759% 12/41                       CMBS Synthetic Global Wrap            **            44,985
  MSC 04-HQ3 A2 4.05 1/41                         CMBS Synthetic Global Wrap            **            89,633
  MSC 04-TOP13 X2 CSTR 9/45                       CMBS Synthetic Global Wrap            **            36,129
  MSC 98-HF2 A2 6.48 11/30                        CMBS Synthetic Global Wrap            **           394,872

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  MSC 98-WF2 A2 6.54 7/30                         CMBS Synthetic Global Wrap            **           107,991
  MSC 99-CAM1 A4 7.02 3/32                        CMBS Synthetic Global Wrap            **           112,038
  MSC 99-WF1 A2 6.21 11/31                        CMBS Synthetic Global Wrap            **           183,383
  MSDWC 01-PPM A2 6.4 2/31                        CMBS Synthetic Global Wrap            **           776,880
  NLFC 98-2 A16.001 8/30                          CMBS Synthetic Global Wrap            **           231,759
  NLFC 99-2 A1C 7.03 6/31                         CMBS Synthetic Global Wrap            **           213,024
  SBM7 00-C1 A2 7.52 12/09                        CMBS Synthetic Global Wrap            **           205,671
  SBM7 00-C2 A17.298 7/33                         CMBS Synthetic Global Wrap            **           159,619
  SBM7 00-C3 A2 6.592 12/33                       CMBS Synthetic Global Wrap            **           183,257
  STIP 04-1A A 1ML+48 3/18                        CMBS Synthetic Global Wrap            **           139,685
  TIAA 01-C1A A2 6.3% 6/21                        CMBS Synthetic Global Wrap            **           135,731
  WBCMT 03-C6 A2 4.498 8/35                       CMBS Synthetic Global Wrap            **           147,607
  WBCMT 03-C8 XP CSTR 11/35                       CMBS Synthetic Global Wrap            **            26,945
  WBCMT 03-C9 XP CSTR 12/35                       CMBS Synthetic Global Wrap            **            19,661
  WBCMT 04-C10 XP CSTR 2/41                       CMBS Synthetic Global Wrap            **            23,114
  WBCMT 04-C14 A2 4.368 8/41                      CMBS Synthetic Global Wrap            **           222,554
  ABBEY NATL MTN 6.69 10/17/05DT                  Corporate Synthetic Global Wrap       **           337,572
  ABN AMRO GLBL 7.25% 5/31/05                     Corporate Synthetic Global Wrap       **            76,756
  AGFC SR MTN 2.75% 6/15/08                       Corporate Synthetic Global Wrap       **             9,627
  AGFC SR MTN 4.625% 5/15/09                      Corporate Synthetic Global Wrap       **           189,349
  AGFC SR MTN 4.625% 9/01/10                      Corporate Synthetic Global Wrap       **           365,618
  ALLIANCE CAP TL 5.625% 8/15/06                  Corporate Synthetic Global Wrap       **           464,082
  AMER GENL FIN 3.875% 10/1/09                    Corporate Synthetic Global Wrap       **           149,007
  ANZ 7.55% 9/15/06                               Corporate Synthetic Global Wrap       **            65,128
  AOL TIME WARNER 5.625% 5/01/05                  Corporate Synthetic Global Wrap       **           234,274
  ARCO 10.875% 7/15/05                            Corporate Synthetic Global Wrap       **           490,391
  ASIF GLBAL FINAN XXIII 3.900 10/22/2008         Corporate Synthetic Global Wrap       **             5,035
  ASSOC-NA GLBL 6.25% 11/01/08                    Corporate Synthetic Global Wrap       **           279,075
  AXA FINL INC 7.75% 8/01/10                      Corporate Synthetic Global Wrap       **           185,708
  BANK OF AMERICA 4.375 12/01/10                  Corporate Synthetic Global Wrap       **            30,199
  BANKAMER  7.8% 2/15/10 GLBL                     Corporate Synthetic Global Wrap       **            47,695
  BANKAMER CORP 6.25% 4/01/08 DT                  Corporate Synthetic Global Wrap       **             5,454
  BANKAMER CORP GBL 5.875 2/15/09                 Corporate Synthetic Global Wrap       **           142,449
  BANKAMER GLBL 7.4% 1/15/11 DT                   Corporate Synthetic Global Wrap       **           304,088
  BEAR 4% 1/31/08                                 Corporate Synthetic Global Wrap       **            61,453
  BELLSOUTH GLBL 4.2% 9/15/09                     Corporate Synthetic Global Wrap       **           137,054
  BONY INC 3.4/3ML+148 3/15/13                    Corporate Synthetic Global Wrap       **           285,287
  BONY INC 4.25%/3ML 9/4/12                       Corporate Synthetic Global Wrap       **           117,052
  BRITISH GBL 8.125/8.375 12/10                   Corporate Synthetic Global Wrap       **           445,695
  BRITISH TEL GBL 7.875 12/15/05                  Corporate Synthetic Global Wrap       **           198,833
  CHUBB CORP 3.95% 4/01/08                        Corporate Synthetic Global Wrap       **           151,656
  CHILE REP GLB 5.625 7/23/07 DT                  Corporate Synthetic Global Wrap       **           166,092
  CIT GROUP INC 3.65% 11/23/07                    Corporate Synthetic Global Wrap       **           231,139
  COMP SCI 3.5% 4/15/08                           Corporate Synthetic Global Wrap       **           194,778
  COMP SCI 7.375% 6/15/11                         Corporate Synthetic Global Wrap       **            99,205
  CONS NATURAL 5.375% 11/01/06                    Corporate Synthetic Global Wrap       **           135,439
  COSTCO WHL CRP 5.5% 3/15/07                     Corporate Synthetic Global Wrap       **            89,753
  COUNTRYWIDE HOM 5.625% 5/15/07                  Corporate Synthetic Global Wrap       **           257,327
  COUNTRYWIDE MTN 4% 3/22/11                      Corporate Synthetic Global Wrap       **            63,912
  COUNTRYWIDE MTN 4.125% 9/15/09                  Corporate Synthetic Global Wrap       **           161,208
  DAIMLER CHR YS GL 4.05 6/4/08DT                 Corporate Synthetic Global Wrap       **            90,088
  DAMILERC NA MTN 3ML +48 9/10/07                 Corporate Synthetic Global Wrap       **           100,143
  DAMILER CHR YSLR 4.75% 1/15/08                  Corporate Synthetic Global Wrap       **           146,056
  DCX 6.4 5/15/06                                 Corporate Synthetic Global Wrap       **            94,362
  DEUTSCHE TEL GLB 8% 6/15/10                     Corporate Synthetic Global Wrap       **           406,351
  DEUTSCHE TEL GLB 8.25% 6/15/05                  Corporate Synthetic Global Wrap       **            71,888
  DONNELLEY RR 3.75% 4/1/09                       Corporate Synthetic Global Wrap       **           139,472
  EKSPORTFINANS A 5.75 6/6/06GLB                  Corporate Synthetic Global Wrap       **           202,567
  ENCANA CORP 4.6% 8/15/09                        Corporate Synthetic Global Wrap       **            62,255
  FIRST UNATL GLBL 7.8% 8/18/10                   Corporate Synthetic Global Wrap       **            72,197
  FIRSTAR BNK GLBL 7.8% 7/05/10                   Corporate Synthetic Global Wrap       **           307,663
  FLEETBOSTON FIN MTN4.2 11/30/07                 Corporate Synthetic Global Wrap       **           183,785
  FLTBOSFI 3.85% 2/15/08                          Corporate Synthetic Global Wrap       **           168,165
  FORD MTR CR GLB 6.875% 2/01/06                  Corporate Synthetic Global Wrap       **           148,238
  FORDMTRCR GLB 6.5 1/25/07 DT                    Corporate Synthetic Global Wrap       **           758,290

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  FPL GROUP 7.625% 9/15/06                        Corporate Synthetic Global Wrap       **           179,953
  FPL GROUP CAP 1.875% 3/30/05                    Corporate Synthetic Global Wrap       **           100,307
  GE CAP CP MTN 7.5% 6/15/09                      Corporate Synthetic Global Wrap       **           228,801
  GE CAP GLBL 3.5% 8/15/07                        Corporate Synthetic Global Wrap       **            80,896
  GMAC 6.125% 9/15/06 GLBL                        Corporate Synthetic Global Wrap       **           349,478
  GMAC 6.75% 1/15/06                              Corporate Synthetic Global Wrap       **           459,797
  GOLDMAN SACHS 6.6% 1/15/12                      Corporate Synthetic Global Wrap       **           143,309
  HANCOCK JHN GLB 3.75% 9/30/08                   Corporate Synthetic Global Wrap       **           130,067
  HANCOCK JOHN GLB 3.5% 1/30/09                   Corporate Synthetic Global Wrap       **           198,438
  HARTFORD FINL S 2.375% 6/01/06                  Corporate Synthetic Global Wrap       **            49,185
  HARTFORD FINL SV 4.7% 9/01/07                   Corporate Synthetic Global Wrap       **            62,136
  HEWLETT 6.5% 7/01/12                            Corporate Synthetic Global Wrap       **           138,285
  HOUSEHOLD FIN C 4.125 12/15/08                  Corporate Synthetic Global Wrap       **           372,191
  HOUSEHOLD GBL 5.875% 2/1/09 DT                  Corporate Synthetic Global Wrap       **            87,445
  HOUSEHOLD INTL 8.875% 2/15/08                   Corporate Synthetic Global Wrap       **           240,733
  HOUSEHOLD MTN 4.125% 11/16/09                   Corporate Synthetic Global Wrap       **           459,530
  JP MORGAN CS GLB6 5.62% 8/15/06                 Corporate Synthetic Global Wrap       **           496,903
  JP MORGAN CS GLB6 6.75 2/1/11 DT                Corporate Synthetic Global Wrap       **           149,699
  KEYSPAN CORP 7.25% 11/15/05                     Corporate Synthetic Global Wrap       **           136,133
  KOREA DEV BANK 3.875% 3/02/09                   Corporate Synthetic Global Wrap       **           184,971
  LEGG MASON INC 6.75% 7/02/08                    Corporate Synthetic Global Wrap       **           101,034
  LEHMAN BROS HLDGS 4% 1/22/08                    Corporate Synthetic Global Wrap       **           266,388
  MANUFTRS & TRDR 3.85% 4/01/13                   Corporate Synthetic Global Wrap       **           349,709
  MARSH & ILSEY 3.95% 8/14/09                     Corporate Synthetic Global Wrap       **           126,351
  MARSH & MCL GLB 5.375% 3/15/07                  Corporate Synthetic Global Wrap       **            56,970
  MARSHALL & ISLY 4.375% 8/01/09                  Corporate Synthetic Global Wrap       **           133,510
  MERCANTILE BCOR 7.3% 6/15/07                    Corporate Synthetic Global Wrap       **            86,902
  MERRILL LYNCH 6.56% 12/16/07                    Corporate Synthetic Global Wrap       **           276,379
  METLIFE INC 3.911% 5/15/05                      Corporate Synthetic Global Wrap       **           201,892
  METLIFE INC 5.375% 12/15/12                     Corporate Synthetic Global Wrap       **            67,560
  METLIFE INC 5.5% 6/15/14                        Corporate Synthetic Global Wrap       **            62,401
  MONUMENT GLOBAL 3.85% 3/03/08                   Corporate Synthetic Global Wrap       **           335,024
  MORGAN JP & CO 6.25% 1/15/09                    Corporate Synthetic Global Wrap       **           143,950
  MORGAN STANLEY 3.875% 1/15/09                   Corporate Synthetic Global Wrap       **           374,554
  MORGAN STANLEY 4.0% 1/15/10                     Corporate Synthetic Global Wrap       **           243,551
  MSTDW 3.625% 4/01/08                            Corporate Synthetic Global Wrap       **           110,395
  NAT-RURAL GLBL 5.75% 8/28/09                    Corporate Synthetic Global Wrap       **            81,620
  NATL RURAL MTN 3.24% 7/22/07                    Corporate Synthetic Global Wrap       **           140,068
  NY LIFE GLBL MTN 3.875 1/15/09                  Corporate Synthetic Global Wrap       **            60,744
  PHILIP MORRIS 7% 7/15/05                        Corporate Synthetic Global Wrap       **           240,986
  PHILLIP S PETE GLB 8.75 5/25/10                 Corporate Synthetic Global Wrap       **           190,514
  PNCFUND 5.75% 8/1/06                            Corporate Synthetic Global Wrap       **           159,151
  PRICOA GLBL FDG 3.9% 12/15/08                   Corporate Synthetic Global Wrap       **           209,935
  PRINC LIFE 2.8% 6/26/08 144A                    Corporate Synthetic Global Wrap       **           321,380
  PRUDENTIAL F IN 4.104% 11/15/06                 Corporate Synthetic Global Wrap       **           101,620
  PSI ENERGY INC 6.65% 6/15/06                    Corporate Synthetic Global Wrap       **            62,777
  QUEBEC PROV GLB 5% 7/17/09                      Corporate Synthetic Global Wrap       **            42,694
  REED ELSEVIER C 6.125% 8/01/06                  Corporate Synthetic Global Wrap       **           164,662
  ROYAL KP N NV YANK 8% 10/01/10                  Corporate Synthetic Global Wrap       **           258,073
  SAFECO CORP 4.2% 2/01/08                        Corporate Synthetic Global Wrap       **           185,077
  SALOMONSMITH 5.875% 3/15/06 DT                  Corporate Synthetic Global Wrap       **           833,471
  SBC COMM GLBL 4.125 9/15/09                     Corporate Synthetic Global Wrap       **           467,242
  SBC COMM GLBL 6.25 3/15/11                      Corporate Synthetic Global Wrap       **            94,824
  SLM CORP 3.5% 9/30/06                           Corporate Synthetic Global Wrap       **           257,595
  SLM CORP 4% 1/15/09                             Corporate Synthetic Global Wrap       **            45,808
  SLM CORP 3.625% 3/17/08                         Corporate Synthetic Global Wrap       **           140,794
  SOUTHER CO CAP 5.3% 2/01/07                     Corporate Synthetic Global Wrap       **           112,109
  SOUTHTRUST CORP 5.8% 6/15/14                    Corporate Synthetic Global Wrap       **            95,538
  ST PAUL COS 5.75% 3/15/07                       Corporate Synthetic Global Wrap       **           142,738
  ST PAUL COS 7.875% 4/15/05                      Corporate Synthetic Global Wrap       **            66,956
  SWESTERN PUB SVCS 5.125 11/06                   Corporate Synthetic Global Wrap       **           196,750
  TELECOM ITALIA 4% 11/15/08                      Corporate Synthetic Global Wrap       **           455,585
  TELEFONICA GLBL 7.35% 9/15/05                   Corporate Synthetic Global Wrap       **           126,148
  TEXTRON FINL 2.75% 6/01/06                      Corporate Synthetic Global Wrap       **            84,174
  TIAA GLOBAL MKT 5% 3/01/07                      Corporate Synthetic Global Wrap       **           136,082

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  TIME WARNER COS INC 8.18% 8/07                  Corporate Synthetic Global Wrap       **           131,270
  TRAVELERS PPTY 3.75% 3/15/08                    Corporate Synthetic Global Wrap       **           105,133
  UNION PLANTERS 5.125% 6/15/07                   Corporate Synthetic Global Wrap       **            83,494
  US BANK NA 3.9% 8/15/08                         Corporate Synthetic Global Wrap       **           412,473
  USA ED INC 5.625% 4/10/07                       Corporate Synthetic Global Wrap       **           142,494
  VAELEC 5.75% 3/31/06                            Corporate Synthetic Global Wrap       **           443,695
  VERIZON GLBL 7.25% 12/1/10                      Corporate Synthetic Global Wrap       **           408,864
  VERIZON NEW YORK 6.875% 4/01/12                 Corporate Synthetic Global Wrap       **            62,682
  VERIZON WRLSS 5.375% 12/15/06                   Corporate Synthetic Global Wrap       **           160,920
  WACHOVIA CORP 6.155 3/15/09                     Corporate Synthetic Global Wrap       **           294,591
  WASH MUTUAL INC 4% 1/15/09                      Corporate Synthetic Global Wrap       **           456,951
  WELLS 7.8% 6/15/10                              Corporate Synthetic Global Wrap       **           563,417
  WELLS FARGO & CO 4% 9/10/12                     Corporate Synthetic Global Wrap       **            81,144
  WELLS FARGO 4.2% 1/15/10                        Corporate Synthetic Global Wrap       **           307,129
  WISC ENERGY 5.875% 4/01/06                      Corporate Synthetic Global Wrap       **           190,755
  XL CAP LTD 5.25% 9/15/14                        Corporate Synthetic Global Wrap       **            86,769
  FHLM 4.25% 7/15/09                              Govern't Agency Synthetic Global Wrap **         1,724,210
  FHLMC 2.375% 2/15/07                            Govern't Agency Synthetic Global Wrap **           534,907
  FHLMC 2.75% 10/15/06                            Govern't Agency Synthetic Global Wrap **           115,756
  FHLMC 3.625% 9/15/08                            Govern't Agency Synthetic Global Wrap **           228,490
  FHLMC GLBL 2.875% 12/15/06                      Govern't Agency Synthetic Global Wrap **           162,065
  FNMA  2.375% 2/15/07                            Govern't Agency Synthetic Global Wrap **           620,034
  FNMA 3% 8/15/07                                 Govern't Agency Synthetic Global Wrap **         5,770,285
  FNMA 3.125% 12/15/07                            Govern't Agency Synthetic Global Wrap **           117,002
  FNMA 3.125% 7/15/06                             Govern't Agency Synthetic Global Wrap **         1,303,058
  FNMA 3.25% 8/15/08                              Govern't Agency Synthetic Global Wrap **         3,946,436
  FNMA 3.41% 8/30/07-05                           Govern't Agency Synthetic Global Wrap **           589,676
  FNMA 6.25% 2/01/11 SUBS                         Govern't Agency Synthetic Global Wrap **           140,295
  FNMADN 0%  3/23/05                              Govern't Agency Synthetic Global Wrap **         1,890,244
  ARMT 04-19A2 1ML +40 1/34                       MBS Synthetic Global Wrap             **           118,625
  CSFB 04-AR3 6A2 1ML +37 4/34                    MBS Synthetic Global Wrap             **            65,228
  CSFB 04-AR4 5A2 1ML +37 5/34                    MBS Synthetic Global Wrap             **            56,015
  CSFB 04-AR5 11A2 1ML +37 6/34                   MBS Synthetic Global Wrap             **            77,021
  CSFB 04-AR6 9A2 1ML +37 10/34                   MBS Synthetic Global Wrap             **           100,485
  CSFB 04-AR8 8A2 1ML +38 9/34                    MBS Synthetic Global Wrap             **           124,772
  CWHL 02-25 2A15.5 11/17                         MBS Synthetic Global Wrap             **            79,042
  CWHL 02-32 2A3 5% 1/18                          MBS Synthetic Global Wrap             **            24,114
  CWHL 04-16 A1 1ML +40 9/34                      MBS Synthetic Global Wrap             **           158,747
  FHLG 15YR 4.00% 1/20                            MBS Synthetic Global Wrap             **           927,438
  FHLM ARM 4.985% 8/33                            MBS Synthetic Global Wrap             **            25,678
  FHR 1472 J 7 3/08                               MBS Synthetic Global Wrap             **           945,484
  FHR 2292 QT 6.5% 5/30                           MBS Synthetic Global Wrap             **            27,581
  FHR 2313 C 6 5/31                               MBS Synthetic Global Wrap             **           199,901
  FHR 2355 CD 6.5% 6/30                           MBS Synthetic Global Wrap             **             2,900
  FHR 2368 PQ 6.5 8/30                            MBS Synthetic Global Wrap             **            13,521
  FHR 2435 GD 6.5% 2/30                           MBS Synthetic Global Wrap             **            34,370
  FHR 2445 BD 6.5 6/30                            MBS Synthetic Global Wrap             **             1,846
  FHR 2473 JB 5.5 2/29                            MBS Synthetic Global Wrap             **            18,089
  FHR 2498 PD 5.5 2/16                            MBS Synthetic Global Wrap             **            61,835
  FHR 2557 MA 4.5 7/16                            MBS Synthetic Global Wrap             **            34,209
  FHR 2590 NT 5.0%  4/16                          MBS Synthetic Global Wrap             **           133,922
  FHR 2626 NA 5 6/23                              MBS Synthetic Global Wrap             **           140,094
  FHR 2728 NE 4.5 7/17                            MBS Synthetic Global Wrap             **           179,575
  FHR 2763 PD 4.5 12/17                           MBS Synthetic Global Wrap             **           220,654
  FHR 2885 PC 4.5 3/18                            MBS Synthetic Global Wrap             **           136,290
  FNMA 15YR  6.50%  1/20 #TBA                     MBS Synthetic Global Wrap             **           337,226
  FNMA 15YR  6.50%  3/17 #637071                  MBS Synthetic Global Wrap             **           161,489
  FNMA 15YR  7.00%  1/16 #562191                  MBS Synthetic Global Wrap             **           139,356
  FNMA 15YR  7.00%  2/16 #619196                  MBS Synthetic Global Wrap             **            24,458
  FNMA 15YR  7.00%  9/15 #553148                  MBS Synthetic Global Wrap             **           179,750
  FNMA ARM 0.00% 11/34 #782319                    MBS Synthetic Global Wrap             **           249,557
  FNMA ARM 3.878% 6/33 #723633                    MBS Synthetic Global Wrap             **            81,812
  FNMA ARM 3.975% 11/34 #781809                   MBS Synthetic Global Wrap             **            34,485
  FNMA ARM 4.025% 1/35 #781871                    MBS Synthetic Global Wrap             **            25,287
  FNMA ARM 3.836% 6/33 #723760                    MBS Synthetic Global Wrap             **            17,035

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


  FNMA ARM 3.941% 10/34 #781549                   MBS Synthetic Global Wrap             **            24,719
  FNMA ARM 4.021% 12/34 #773212                   MBS Synthetic Global Wrap             **            25,148
  FNMA ARM 4.048% 1/35 #806711                    MBS Synthetic Global Wrap             **            25,182
  FNMA ARM 4.072% 12/34 #806640                   MBS Synthetic Global Wrap             **            25,195
  FNMA ARM 4.1% 1/35 #806520                      MBS Synthetic Global Wrap             **            24,905
  FNMA ARM 4.17% 11/34 #806720                    MBS Synthetic Global Wrap             **            25,134
  FNMA ARM 4.549% 8/34 #796985                    MBS Synthetic Global Wrap             **            47,760
  FNR 01-15 VA 6 6/10                             MBS Synthetic Global Wrap             **             1,187
  FNR 01-52 XM 6.5 11/10                          MBS Synthetic Global Wrap             **           136,642
  FNR 01-53 OH 6.5% 6/30                          MBS Synthetic Global Wrap             **             1,490
  FNR 02-18 PE 5.5 6/16                           MBS Synthetic Global Wrap             **           389,732
  FNR 02-52 PA 6% 4/31                            MBS Synthetic Global Wrap             **            23,216
  FNR 02-64 PC 5.5 12/26                          MBS Synthetic Global Wrap             **           254,281
  FNR 03-83 TH 4.5% 11/16                         MBS Synthetic Global Wrap             **           150,714
  FNR 93-225 TH 6 6/23                            MBS Synthetic Global Wrap             **           273,323
  FNR 94-63 PH 7 6/23                             MBS Synthetic Global Wrap             **            31,172
  GNR 02-35 C CSTR 10/23                          MBS Synthetic Global Wrap             **            26,847
  GRAN 04-1 1B 3ML +213/44                        MBS Synthetic Global Wrap             **            25,034
  GRAN 04-1 1M 3ML +413/44                        MBS Synthetic Global Wrap             **            35,100
  GRAN 04-2 1B 3ML +176/44                        MBS Synthetic Global Wrap             **            20,016
  GRAN 04-2 1M 3ML +286/44                        MBS Synthetic Global Wrap             **            40,022
  HFP 8 1B 3ML +13 7/40                           MBS Synthetic Global Wrap             **            35,156
  HFP 8 2B 3ML +17 7/40                           MBS Synthetic Global Wrap             **            45,261
  IMM 04-6 1A2 CSTR 10/34                         MBS Synthetic Global Wrap             **            78,507
  IMM 04-9 M3 1ML +70 1/35                        MBS Synthetic Global Wrap             **            54,436
  IMM 04-9 M4 1ML +105 1/35                       MBS Synthetic Global Wrap             **            24,765
  IMM 09-4 M2 1ML +65 1/35                        MBS Synthetic Global Wrap             **            69,412
  MARM 04-112A2 1ML +44 11/34                     MBS Synthetic Global Wrap             **            43,810
  MLCC 03-A 2A2 6ML+413/28                        MBS Synthetic Global Wrap             **            47,467
  MLCC 03-E XA1 CSTR 10/28                        MBS Synthetic Global Wrap             **            16,009
  MLCC 03-F A2 6ML+34 9/29                        MBS Synthetic Global Wrap             **           191,920
  MLCC 03-G XA1 1% 1/29                           MBS Synthetic Global Wrap             **            14,340
  MLCC 03-H XA1 1% 1/29                           MBS Synthetic Global Wrap             **            12,884
  MLCC 04-E A2A 6ML +35 11/29                     MBS Synthetic Global Wrap             **           171,047
  MSSTR 04-1 1A1 CSTR 8/17                        MBS Synthetic Global Wrap             **           145,508
  PERMA 4 1B 3ML +14 6/42                         MBS Synthetic Global Wrap             **            35,051
  PERMA 4 1M 3ML +23 6/42                         MBS Synthetic Global Wrap             **            25,037
  PERMA 4 2M 3ML +33 6/42                         MBS Synthetic Global Wrap             **            30,099
  PERMA 5 1B 3ML +14 6/42                         MBS Synthetic Global Wrap             **            60,095
  PERMA 5 2A 3ML +11 6/11                         MBS Synthetic Global Wrap             **            35,077
  PERMA 5 2B 3ML +18 6/42                         MBS Synthetic Global Wrap             **            70,157
  RAMP 03-SL13A17.125% 4/31                       MBS Synthetic Global Wrap             **           129,239
  RAMP 04-SL2 A1I6.5 10/16                        MBS Synthetic Global Wrap             **            39,332
  SEMT 03-6 A2 6ML+33 11/33                       MBS Synthetic Global Wrap             **           201,071
  SEMT 04-1X1.8% 2/34                             MBS Synthetic Global Wrap             **            13,652
  SEMT 04-2 A 6ML +27 3/34                        MBS Synthetic Global Wrap             **           100,600
  SEMT 04-5 A3 6ML +28 6/34                       MBS Synthetic Global Wrap             **           134,523
  SMF 03-A AX 1.8% 10/08                          MBS Synthetic Global Wrap             **            38,741
  TMST 04-3 A 1ML +37 9/34                        MBS Synthetic Global Wrap             **           144,321
  WAMMS 03-MS9 2A17.5% 12/33                      MBS Synthetic Global Wrap             **            26,425
  WAMMS 04-RA2 2A 7% 7/33                         MBS Synthetic Global Wrap             **            52,848
  WFMBS 03-14 1A 14.75% 12/18                     MBS Synthetic Global Wrap             **           156,861
  USTN 1.625% 2/28/06                             Treasury Synthetic Global Wrap        **         1,006,846
  USTN 3.125% 5/15/07                             Treasury Synthetic Global Wrap        **         5,897,859
USTN 4.0% 6/15/09                                 Treasury Synthetic Global Wrap        **         4,058,776
Global Wrap Cash                                  STIF Synthetic Global Wrap            **         (276,294)
Fidelity                                          STIF Synthetic Fixed Maturity         **         1,002,026
AEGIS VALUE FUND INC                              External Fund                         **             5,987
ARTISAN INTERNAT'L                                External Fund                         **            23,194
ARTISAN MID CAP                                   External Fund                         **            19,812
BARON SMALL CAP FD                                External Fund                         **             6,462
BARON PARTNERS FUND                               External Fund                         **             2,241
CLIPPER                                           External Fund                         **            58,183
COLUMBIA MIDCAP VALUE CLASS C                     External Fund                         **             9,502
DODGE & COX BALANCE                               External Fund                         **            43,814

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


DODGE & COX INTERNATL STOCK FUND                  External Fund                         **             7,177
OAKMARK EQUITY & INCOME FD                        External Fund                         **            17,952
JACOB INTERNET                                    External Fund                         **             3,717
JANUS MID CAP VALUE INVST SHS                     External Fund                         **            19,515
MARSICO GROWTH AND INCOME                         External Fund                         **            24,762
MERIDIAN FUND                                     External Fund                         **             6,507
MERIDIAN VALUE FUND                               External Fund                         **            67,920
PERRITT MICROCAP OPPORTUNITIES                    External Fund                         **            11,330
BIOTECHNOLOGY ULTRA SECTOR PRO FD INVS            External Fund                         **            12,666
ULTRA OTC PRO FUND SERVICE SHARES                 External Fund                         **            11,877
ROYCE PENNSYLVANIA MUTUAL INVST CLASS             External Fund                         **             9,990
SELECTED AMERICAN SHARES                          External Fund                         **             9,442
TEMPLETON FOREIGN CLASS C                         External Fund                         **             6,411
TOUCHSTONE EMERGING GROWTH CLASS C                External Fund                         **             9,057
TRANSAMERICA PREMIER BALANCED                     External Fund                         **             5,634
VANGUARD ENERGY                                   External Fund                         **            26,645
WASATCH MICRO-CAP VALUE FUND                      External Fund                         **            29,242
GLOBAL CROSSING LTD                               Common Stock                          **                 -
ALCON INC.                                        Common Stock                          **             4,030
ADC TECLECOMMUNCIATIONS INC COM                   Common Stock                          **               268
AT COMM CORP                                      Common Stock                          **                 -
ABBOTT LABS                                       Common Stock                          **            29,280
AGERE SYS INC CLASS A                             Common Stock                          **               963
AGERE SYS INC CLASS B                             Common Stock                          **               105
AGILENT TECHNOLOGIES INC                          Common Stock                          **             4,820
ALTRIA GROUP INC                                  Common Stock                          **            12,220
AMERICAN NATL BANKSHARES                          Common Stock                          **            12,105
AMGEN INC COM                                     Common Stock                          **            16,038
ANALOG DEVICES INC COM                            Common Stock                          **            11,076
APACHE CORP                                       Common Stock                          **             7,620
APOGEE ENTERPRISES INC COM                        Common Stock                          **               671
APPLE COMPUTER INC                                Common Stock                          **             3,220
APPLIED DIGITAL SOLUTIONS                         Common Stock                          **               675
APPLIED MICRO CIRCUITS CORP                       Common Stock                          **             4,210
ARC WIRELESS SOLUTIONS INC                        Common Stock                          **            24,384
AROTECH CORP                                      Common Stock                          **             9,720
AVENTIS SPONS                                     Common Stock                          **            38,994
BANK NEW YORK INC COM                             Common Stock                          **             1,671
BARR LABS INC.                                    Common Stock                          **               455
BLUE SQUARE ISRAEL INC.                           Common Stock                          **             1,952
BOSTON SCIENTIFIC                                 Common Stock                          **            17,775
BRISTOL MYERS SQUIBB                              Common Stock                          **            33,396
BROCADE COMMUNICATION SYSTEMS                     Common Stock                          **            12,224
BROWN FOREMAN CORP                                Common Stock                          **             5,076
BRYN MAWR BK CORP                                 Common Stock                          **             2,199
CBRL GROUP INC                                    Common Stock                          **             6,278
CMGI INC                                          Common Stock                          **             2,550
CALEDONIA MINING CORP                             Common Stock                          **               155
CANADIAN ZINC CORP                                Common Stock                          **             1,078
CARMAX INC                                        Common Stock                          **               776
CHECKER DRIVE-IN RESTAURANTS                      Common Stock                          **             1,340
CHUNGHWA TELECOM CO LTD                           Common Stock                          **             2,105
CISCO SYS INC                                     Common Stock                          **            20,093
CITIGROUP INC.                                    Common Stock                          **            12,242
COEUR D ALENE MINES CORP                          Common Stock                          **             7,074
COMMERCIAL CAP BANCORP                            Common Stock                          **            11,590
COMPUTER ASSOC INTL INC                           Common Stock                          **            34,166
COMVERSE TECHNOLOGY INC                           Common Stock                          **             2,445
CONEXANT SYS INC                                  Common Stock                          **             9,950
CONOCOPHILIPS                                     Common Stock                          **            17,667
COVANTA ENERGY CORP                               Common Stock                          **                 -
CUMULUS MEDIA INC                                 Common Stock                          **             2,262
DALRADA FINL CORP                                 Common Stock                          **                 -
DATALINK CORP                                     Common Stock                          **               147
DELL INC                                          Common Stock                          **            33,712

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


DELTA WOODSIDE INDS INC NEW                       Common Stock                          **                71
WALT DISNEY COMPANY                               Common Stock                          **             2,780
DOW CHEM CO COM                                   Common Stock                          **             4,951
DYAX CORP                                         Common Stock                          **               144
DYNEGY INC                                        Common Stock                          **             4,158
EMC CORP MASS COM                                 Common Stock                          **             2,974
ESS TECHNOLOGY INC.                               Common Stock                          **             3,555
ELGRANDE COM INC.                                 Common Stock                          **                60
EMCORE CORP.                                      Common Stock                          **             1,047
ENRON CORP COM                                    Common Stock                          **                 -
EXODUS COMMUNICATIONS INC                         Common Stock                          **                 -
EXXON MOBIL CORP                                  Common Stock                          **            33,890
FMC CORP                                          Common Stock                          **             4,830
F N B FINANCIAL SERVICES CORP                     Common Stock                          **             8,550
FIRST DATA CORP                                   Common Stock                          **             4,254
FIRST NIAGARA FIN GROUP INC.                      Common Stock                          **             2,790
FLEXPOINT SENSOR SYS INC                          Common Stock                          **               493
FORD MOTOR CO DEL                                 Common Stock                          **             7,320
FREEPORT MCMORAN COPPER & GOLD                    Common Stock                          **             3,848
FREESCALE SEMICONDUCTOR INC.                      Common Stock                          **               808
GENELABS TECH INC COM                             Common Stock                          **               600
GENENTECH INC                                     Common Stock                          **             2,885
GENERAL ELECTRIC CORP                             Common Stock                          **            45,075
GENERAL MOTORS CORP.                              Common Stock                          **             8,012
GILEAD SCIENCES INC.                              Common Stock                          **            24,493
GOOGLE INC.                                       Common Stock                          **            42,414
HCA INC                                           Common Stock                          **            11,988
HALLIBURTON CO COM                                Common Stock                          **            10,045
HERSHEY FOODS CORP.                               Common Stock                          **             5,554
HEWLETT PACKARD CO COM                            Common Stock                          **             4,194
HOME DEPOT INC COM                                Common Stock                          **            20,487
HOSPIRA INC.                                      Common Stock                          **             5,729
HOT TOPIC INC NFS                                 Common Stock                          **               172
HOVNANIAN ENTERPRISES INC.                        Common Stock                          **             9,904
HYDROGENICS CORP.                                 Common Stock                          **             4,840
IDENTIX INC                                       Common Stock                          **               369
IMMUNOMEDICS INC                                  Common Stock                          **             3,040
INGLES MKTS INC                                   Common Stock                          **            12,390
INTEL CORP COM                                    Common Stock                          **            38,610
INTERACTIVE MOTORSPORTS AND EN                    Common Stock                          **               102
INTERNATIONAL BUSINESS MACHS COM                  Common Stock                          **            15,392
INTERNET CABLE CORP                               Common Stock                          **                 -
ISHARES TR RUSSELL 1000 VALUE INDEX FUND          Common Stock                          **            11,021
ISHARES TR RUSSELL 2000 GROWTH INDEX FUND         Common Stock                          **            11,651
ISONICS CORP                                      Common Stock                          **               110
I2 TECHNOLOGIES INC                               Common Stock                          **               122
JDS UNIPHASE CORP                                 Common Stock                          **             1,902
JANEL WORLD TRADE LTD                             Common Stock                          **               110
JOHNSON & JOHNSON COM                             Common Stock                          **            58,432
KIRSHNER INTL INC                                 Common Stock                          **                65
KRISPY KREME DONUTS INC.                          Common Stock                          **             9,198
LSI LOGIC CORPORATION                             Common Stock                          **             6,028
LABOR READY INC                                   Common Stock                          **             1,692
LEGG-MASON                                        Common Stock                          **            20,513
LUCENT TECHNOLOGIES INC                           Common Stock                          **             5,640
MEDCO HEALTH SOLUTIONS INC                        Common Stock                          **               166
MERCK & CO INC COM                                Common Stock                          **             4,339
METAL STORM LTD                                   Common Stock                          **             7,072
METROMEDIA FIBER NETWORK INC                      Common Stock                          **                 -
MICROSOFT CORP COM                                Common Stock                          **            36,081
MICROVISION INC.                                  Common Stock                          **             4,200
MICRON TECHNOLOGY INC COM                         Common Stock                          **            16,055
S&P MID CAP 400                                   Common Stock                          **            21,175
MILLENNIUM PHARACTCLS INC                         Common Stock                          **             3,035
MIRANT CORP                                       Common Stock                          **               700

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


MOCON INC.                                        Common Stock                          **             3,760
MOTOROLA INC COM                                  Common Stock                          **             6,880
NTT DOCOMO INC.                                   Common Stock                          **             5,586
NABI BIOPHARMACEUTICALS                           Common Stock                          **             4,395
NAPSTER INC.                                      Common Stock                          **             7,488
NASDAQ 100 TR                                     Common Stock                          **            42,709
NATIONAL SEMICONDUCTOR                            Common Stock                          **             5,385
NETWORK APPLIANCE INC                             Common Stock                          **             6,644
NOKIA CORP SPONSORED ADR                          Common Stock                          **             1,175
NORTEL NETWORKS CORP NEW                          Common Stock                          **             4,511
NOVEN PHARMACEUTICALS INC COM                     Common Stock                          **             3,412
OMNI NUTRACEUTICALS INC                           Common Stock                          **                 5
ORACLES CORPORATION                               Common Stock                          **            43,218
ORBITAL ENGINE LTD                                Common Stock                          **               690
OSCIENT PHARMACEUTICALS CORP                      Common Stock                          **               365
PMC-SIERRA INC                                    Common Stock                          **               225
PANERA BREAD COMPANY                              Common Stock                          **            10,080
PEOPLES HLDG CO                                   Common Stock                          **             4,965
PFIZER INC COM                                    Common Stock                          **            37,272
PHAZAR CORP                                       Common Stock                          **             9,812
PRESSURE BIOSCIENCES INC.                         Common Stock                          **               337
PROXIM CORP.                                      Common Stock                          **             2,659
QUALITY SYSTEMS                                   Common Stock                          **             2,691
QUANTUM FUEL SYS TECHNOLOGIES                     Common Stock                          **             4,816
REFOCUS GROUP INC.                                Common Stock                          **               150
RIGHT NOW TECHNOLOGIES INC.                       Common Stock                          **             4,845
ROYAL & SON ALLIANCE                              Common Stock                          **            12,954
ROYAL BANCSHARES OF PA                            Common Stock                          **             2,702
S&P 500 DEPOSITORY RECEIPT                        Common Stock                          **            30,822
SPX CORP                                          Common Stock                          **             8,012
ST.PAUL COS INC.                                  Common Stock                          **               100
SANDERSON FARMS                                   Common Stock                          **            20,731
HENRY SCHEIN INC                                  Common Stock                          **             4,318
SCHERING PLOUGH CORP                              Common Stock                          **            14,616
SECTOR SPDR TR SHS BEN INT BASIC                  Common Stock                          **             2,973
SECTOR SPDR TR SHS BEN INT ENERGY                 Common Stock                          **             7,291
SHUFFLE MASTER INC                                Common Stock                          **            12,058
SILVERADO GOLD MINES                              Common Stock                          **               310
SIRENZA MICRO DEVICES INC.                        Common Stock                          **             6,560
SIRIUS SATELLITE RADIO INC.                       Common Stock                          **               914
SIX FLAGS INC                                     Common Stock                          **               161
SONUS NETWORKS INC                                Common Stock                          **            15,471
SOUTHERN CO                                       Common Stock                          **            13,408
SOUTHWEST AIRLINES CO.                            Common Stock                          **             1,629
STARBUCKS CORP                                    Common Stock                          **            24,944
STATS CHIP PAC LTD                                Common Stock                          **             1,600
SUN MICROSYSTEMS INC COM                          Common Stock                          **             5,929
SUNBEAM CORPORATION                               Common Stock                          **                 -
SUREWEST COMMUNICATIONS                           Common Stock                          **            11,340
TASER INTERNATIONAL INC.                          Common Stock                          **            25,320
TESORO PETROLEUM                                  Common Stock                          **             3,186
TEVA PHARMACEUTICAL INDS                          Common Stock                          **             2,986
TEXAS GENCO HLDINGS INC                           Common Stock                          **               548
TEXAS INSTRUMENTS INC.                            Common Stock                          **             4,929
TIMCO AVIATION SVCS INC COM                       Common Stock                          **                 7
TIME WARNER INC                                   Common Stock                          **             9,725
TOLL BROS INC.                                    Common Stock                          **            13,722
TOWER AUTOMOTIVE INC.                             Common Stock                          **             8,843
TRACTOR SUPPLY COMPANY                            Common Stock                          **             3,721
TRADESTAR CORP                                    Common Stock                          **                 6
TRIPATH TECHNOLOGY                                Common Stock                          **             3,125
TYCO INTL LTD NEW                                 Common Stock                          **            14,296
TYLER TECHNOLOGIES INC                            Common Stock                          **             3,344
UNION PACIFIC CORP                                Common Stock                          **             6,725
UNITED ONLINE INC                                 Common Stock                          **             2,145

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------



Identity of Issue, Borrower, Lessor, or
Similar Party Including Maturity Date,
Interest Rate, Par, or Maturity Value             Description of Investment           Cost      Current Value


 VALERO ENERGY CORP                               Common Stock                          **            27,372
 VENTURE CATALYST INC                             Common Stock                          **                37
 VERIZON COMMUNICATIONS INC.                      Common Stock                          **             4,051
 VERSO TECHNOLOGIES INC.                          Common Stock                          **             7,560
 WALGREEN CO COM                                  Common Stock                          **             4,796
 WEB VAN GROUP INC                                Common Stock                          **                 -
 WESTAR ENERGY INC                                Common Stock                          **             6,861
 WILLIAMS COS INC COM                             Common Stock                          **                42
 WINN DIXIE STORES                                Common Stock                          **             4,550
 XM SATELLITE RADIO HLDGS INC                     Common Stock                          **             5,643
 XTO ENERGY INC                                   Common Stock                          **            13,268
 XCEL ENERGY INC                                  Common Stock                          **             3,094
 YAHOO INC                                        Common Stock                          **            22,608
 ZAMBA CORP                                       Common Stock                          **                15
 ZIP LINK INC                                     Common Stock                          **                 2
 TIMCO AVIATION SVCS INC WTS EXP 12/31/06         Rights/Warrants                       **                 1
 GENERAL ELECTRIC CAP CORP MTN BE                 Corporate Bond                        **             5,852
 CALL HEWLETT PACKARD COMPANY                     Options                               **               300
 CALL LINEAR TECHNOLOGY                           Options                               **               750
 FERRELL GAS PARTNERS                             UNIT                                  **             6,090
 KINDER MORGAN ENERGY                             UNIT                                  **            11,647
 LA QUINTA CORP                                   UNIT                                  **            18,180
 MERISTAR HOSPITALITY CORP                        UNIT                                  **            16,700
 RAIT INVT TR                                     UNIT                                  **             8,391
 VALERO L.P.                                      UNIT                                  **             5,943
 NEW YORK CMNY BK 2.10% 02/24/2005                Certificate of Deposit                **            17,000
*Fidelity International Small Cap                 Fidelity Fund                         **             6,921
*Fidelity Japan Smaller Companies                 Fidelity Fund                         **             4,305
*Fidelity China Region                            Fidelity Fund                         **            38,933
*Fidelity Real Estate Investment                  Fidelity Fund                         **            36,787
*Fidelity Convertible Securities                  Fidelity Fund                         **             2,993
*Fidelity Inflation Protected Bond                Fidelity Fund                         **             2,739
*Fidelity Overseas                                Fidelity Fund                         **             5,953
*Fidelity Low Priced Stock                        Fidelity Fund                         **            12,240
*Fidelity Strategic Income                        Fidelity Fund                         **             3,276
*Fidelity Real Estate Income                      Fidelity Fund                         **             6,494
*Fidelity Select Energy                           Fidelity Fund                         **                 7
*Fidelity Select Pharmaceutical                   Fidelity Fund                         **             4,613
*Fidelity Select Brokerage & Invs Mgt             Fidelity Fund                         **             1,109
*Fidelity Select Electronics                      Fidelity Fund                         **            14,140
*Fidelity Select Chemicals                        Fidelity Fund                         **             7,806
*Fidelity Cash Reserves                           Cash                                  **           633,463
*Non-Interest Bearing Cash/(Other Liabilities)    Cash                                  **             (467)
*Rhodia Stock Fund                                Rhodia Common Stock Fund          7,004,383      4,903,643
*Fidelity Magellan                                Mutual Fund                           **        46,457,089
*Fidelity Equity Inc.                             Mutual Fund                           **         2,229,936
*Fidelity Growth Company                          Mutual Fund                           **        35,266,059
*Fidelity Growth and Income                       Mutual Fund                           **        25,399,315
*Fidelity Value                                   Mutual Fund                           **        13,526,029
*Fidelity International Discovery                 Mutual Fund                           **        12,399,100
*Fidelity Blue Chip                               Mutual Fund                           **         7,375,968
*Fidelity Asset Manager                           Mutual Fund                           **        12,000,471
*Fidelity Low Priced Stock                        Mutual Fund                           **        14,969,877
*Royce Low Priced Stock                           Mutual Fund                           **         1,089,832
*Fidelity Asset Mgr Growth                        Mutual Fund                           **         8,133,520
*Fidelity Asset Mgr Income                        Mutual Fund                           **         3,988,004
*Fidelity Small Cap Independ                      Mutual Fund                           **         3,136,577
*Spartan U.S. Equity Index                        Mutual Fund                           **         9,503,118
*Outstanding Loan Balances including Defaults     Loans vary from 5.0% to 11.0%         **         6,096,202
                                                                                                -------------
         Total                                                                                  $299,736,009
                                                                                                -------------


o   Represents parties-in-interest transactions.
o   ** Cost is not required for participant-directed investments.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey on this 28th day of June, 2005.


                                     Rhodia Inc. Savings Plus Plan

                                     By:  /s/ Cheryl Staton
                                        -----------------------------
                                        Name:  Cheryl Staton
                                        Title: Manager, North American Benefits

                                 EXHIBIT INDEX


Exhibit                                                 Sequential
Number            Description of Document               Page Number
------            -----------------------               -----------

 23               Independent Auditor's Consent              28